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                             December 1, 2020

       Tie Li
       Director and Chief Financial Officer
       Li Auto Inc.
       11 Wenlian Street
       Shunyi District, Beijing 101399
       People's Republic of China

                                                        Re: Li Auto Inc.
                                                            Confidential Draft
Registration Statement on Form F-1
                                                            Submitted November
27, 2020
                                                            CIK No. 0001791706

       Dear Mr. Li:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Geoff
Kruczek at (202) 551-3641 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Manufacturing
       cc:                                              Z. Julie Gao